SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*


                              ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                        CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   013068101
                                 (CUSIP Number)
Marshall E. Eisenberg (312)269-8020                     Bernice E. Lavin
NEAL, GERBER & EISENBERG                                2525 Armitage Avenue
Two North LaSalle St., Suite 2200                       Melrose Park, IL  60160
Chicago, IL  60602                                      (708) 450-3101
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 12, 1996
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                               Page 1 of 7 Pages

- ----------------------                                    ----------------------
CUSIP NO. 013068101                  13D                     Page 2 of 7 Pages
- ----------------------                                    ----------------------

- --------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BERNICE E. LAVIN
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                       (a)
                                                                       (b)  x
- --------------------------------------------------------------------------------
     3        SEC USE ONLY

- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S. citizen
- --------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER
                                                    2,991,958
OF SHARES                      -------------------------------------------------
                                    8      SHARED VOTING POWER
BENEFICIALLY
                                                      162,300
OWNED BY EACH                  -------------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
REPORTING
                                                    2,991,958
PERSON WITH                    -------------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                                      162,300
- --------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,154,258
- --------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES *

              Excluded are 3,167,518 shares held by Lavin's spouse as trustee or co-trustee  of trusts  for his  benefit.  Lavin has no  beneficial interest  in  such  shares  and  beneficial  interest  in  them is disclaimed.
                                                                            x
- --------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                       18.81%
- --------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       IN
- --------------------------------------------------------------------------------
                       * SEE INSTRUCTIONS BEFORE FILLING OUT!

- ----------------------                                    ----------------------
CUSIP NO. 013068101                  13D                     Page 3 of 7 Pages
- ----------------------                                    ----------------------

- --------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BEL February 1996 Grantor Annuity Trust
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                    (a)
                                                                    (b)  x

- --------------------------------------------------------------------------------
     3        SEC USE ONLY
- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois Trust

- --------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER
                                                    1,800,000
OF SHARES                      -------------------------------------------------
                                    8      SHARED VOTING POWER
BENEFICIALLY
                                                           0
OWNED BY EACH                  -------------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
REPORTING
                                                    1,800,000
PERSON WITH                    -------------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                                            0
- --------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,800,000

- --------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES *

                    Not applicable

- --------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                        10.74%

- --------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       00

- --------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

- ----------------------                                    ----------------------
CUSIP NO. 013068101                  13D                     Page 4 of 7 Pages
- ----------------------                                    ----------------------

- --------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BEL January 1995 Grantor Annuity Trust
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                    (a)
                                                                    (b)  x

- --------------------------------------------------------------------------------
     3        SEC USE ONLY

- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois Trust

- --------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER
                                                      330,461
OF SHARES                      -------------------------------------------------
                                    8      SHARED VOTING POWER
BENEFICIALLY
                                                            0
OWNED BY EACH                  -------------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
REPORTING
                                                      330,461
PERSON WITH                    -------------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                                            0

- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         330,461

- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *

                    Not applicable.

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                        1.97%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON *

                       00
- --------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

- ----------------------                                    ----------------------
CUSIP NO. 013068101                  13D                     Page 5 of 7 Pages
- ----------------------                                    ----------------------

Item 1.           Security and Issuer.

Title of Class of Securities:      Class B Common Stock, $.22
                                   par value per share (the "shares")

Name and Address of Issuer:        Alberto-Culver Company (the "Company")
                                   2525 Armitage Avenue
                                   Melrose Park, IL  60160

Item 2.           Identity and Background.

(a) Name of Person Filing: 1)      Bernice E. Lavin ("Lavin")
                           2)      BEL February 1996 Grantor Annuity Trust
                                   ("BEL Trust")
                          (3)      BEL January 1995 Grantor Annuity Trust
                                   ("BEL January Trust")

(b) Address:    1), 2) and 3)      c/o Bernice E. Lavin
                                   2525 Armitage Avenue
                                   Melrose Park, IL  60160

c) Principal Business:     1)      Lavin is a Director, Vice Chairman, Secretary
                                   and Treasurer of the Company
                           2)      Trust Administration
                           3)      Trust Administration

d) Prior Criminal Convictions:             None

e) Prior Civil Proceedings With
   Respect to Federal or State
   Securities Laws:                        None

f) Place of Organization: (1)     U.S. citizen
                          (2)     Illinois trust
                          (3)     Illinois trust

Item 3.           Source and Amount of Funds or Other Consideration.

         Not applicable. On February 21, 1996, Lavin, as co-trustee of the BEL April, 1994 Grantor Annuity Trust, u/a/d 4/11/94, fbo Lavin (the "BEL April Trust"), transferred 140,267 shares to herself as beneficiary. Similarly, on February 21, 1996, Lavin, as co-trustee of the BEL January Trust, transferred 1,669,539 shares to herself as beneficiary. On February 21, 1996, Lavin individually transferred 1,800,000 shares to herself as co-trustee of the BEL Trust and transferred 9,806 to herself as trustee of the Bernice E. Lavin Trust, dated December 18, 1987, for her benefit (the "December Trust").

         On April 12, 1996, Lavin, as co-trustee of the BEL April Trust, transferred 103,029, 103,028 and 103,029 shares to Carol L. Bernick ("Mrs. Bernick"), as trustee or co-trustee of the trusts for the benefit of her adult children, including Mrs. Bernick.

Item 4.           Purpose of Transaction.

         Transfers of securities were caused by trust funding and for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.

Item 5.           Interest in Securities of the Issuer.

(a) (i) Amount of Class B Common Stock Beneficially Owned: 3,154,258 shares total: 534,633 shares as trustee of the December Trust; 330,461 as co-trustee of the BEL January Trust; 1,800,000 shares as co-trustee of the BEL Trust; 12,000 shares by Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director); and 150,300 shares and 326,864 shares, respectively, as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren.

- ----------------------                                    ----------------------
CUSIP NO. 013068101                  13D                     Page 6 of 7 Pages
- ----------------------                                    ----------------------


   (ii) Percentage of Class B Common Stock: 18.81% total: 3.19% as trustee of the December Trust; 1.97% as co-trustee of the BEL January Trust; 10.74% as co-trustee of the BEL Trust; .1% by Lavin Family Foundation; and .9% and 1.9%, respectively, as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren (based upon 16,766,240 shares outstanding as of March 31, 1996).

(b)      Number of Shares as to Which Such Person Has:
                                                                BEL January
                                  Lavin          BEL Trust         Trust


(i)      Sole power to vote:     2,991,958(1)   1,800,000(1)     330,461(1)

(ii)     Shared power to vote:     162,300(2)          -0-            -0-

(iii)    Sole power to dispose:  2,991,958(1)   1,800,000(1)     330,461(1)

(iv)     Shared power to dispose   162,300(2)          -0-            -0-

         1 The above shares shown as owned by the BEL Trust and BEL January Trust are reflected as sole power of Lavin and the trust because Lavin has sole voting and investment power with respect to the shares held by the trust. 534,633 shares are held as trustee of the December Trust and 326,864 shares are held as sole trustee of trusts for the benefit of Lavin's children and grandchildren.

         2 12,000 shares are held by Lavin Family Foundation; and 150,300 shares are held as co-trustee of a trust for the benefit of one of Lavin's adult children.


         Lavin shares the power to vote and dispose of the 12,000 shares held by Lavin Family Foundation with her husband, Leonard H. Lavin, and Mrs. Bernick. Lavin is co-trustee together with Mrs. Bernick of a trust for the benefit of Mrs. Bernick which holds 150,300 shares. The following information is presented with respect to Leonard H.Lavin and Bernick, respectively.


(i)      Name of Person:              Leonard H. Lavin
                                      Carol L. Bernick

(ii)     Address:                     2525 Armitage Avenue
                                      Melrose Park, Illinois 60160

(iii)    Principal Business:          Leonard H. Lavin, an individual, is a
                                      Director and the Chairman of the
                                      Company.
                                      Carol L. Bernick, an individual, is a
                                      Director and Executive Vice President and
                                      Assistant Secretary of the Company and the President of Alberto-Culver USA, Inc., a subsidiary of the Company.

(iv)     Prior Criminal               None
         Convictions:

(v)      Prior Civil Proceedings      None
         with Respect to Federal
         or State Securities Laws:

- ----------------------                                    ----------------------
CUSIP NO. 013068101                  13D                     Page 7 of 7 Pages
- ----------------------                                    ----------------------


(vi)     Place of Organization:                      U.S. Citizen

         An additional 3,167,518 shares are held by Lavin's husband as trustee or co-trustee of trusts for his benefit. Lavin has no beneficial interest in such shares and beneficial ownership of them is disclaimed.

        The shares owned by Lavin and the percentage holdings specified herein also do not reflect the 278,044 shares of Class A common stock of the Company held by Lavin Family Foundation, or 50,100 shares and 217,240 shares of the Company Class A common stock, respectively, held by Lavin solely in her capacity as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren.

         (c)      None, except as indicated in Item 3.

         (d)      None.

         (e) On February 21, 1996, the BEL January Trust ceased to hold greater than 5% of a class of securities.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   None.

Item 7. Material to be Filed as Exhibits.

                   None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 20, 1996



Signature:           /s/ Bernice E. Lavin

Name/Title:       Bernice E. Lavin, individually;
                  as co-trustee of the BEL February
                  1996 Grantor Annuity Trust; as
                  co-trustee of the BEL January 1995
                  Grantor Annuity Trust; as co-trustee
                  of another trust; and as sole trustee
                  of trusts for the benefit of her
                  children and grandchildren